Exhibit 99.1
Satyam Board Meeting, January 17, 2009
Hyderabad, INDIA, January 17, 2009: Satyam Computer Services Limited (NYSE: SAY) today announced that its newly constituted Board convened for the second time in six days to discuss the immediate action plans for the Company.
This is the first meeting following the decision of the Ministry of Corporate Affairs’ to nominate an additional three new members to this Board. The Board today had extended deliberations on matters relating to enhancing liquidity, leadership issues and customer concerns.
Till such time a Chairman is appointed by the Central Government (in line with the directions of the Company Law Board), it was decided that one of the members of the Board will chair the meeting, by rotation. Today’s meeting was chaired by Mr. Deepak Parekh.
The Board confirmed that the search for the CEO and CFO continues and that till such time these appointments are concluded, the Board will continue to meet on a weekly basis, to address ongoing issues. The Business Leaders made a detailed presentation to the Board and they have been requested to lead their respective operations, seamlessly.
The Board Members reiterated that they are in touch with Key customers and so far have not heard of deliveries being affected in any way. The Board reaffirmed its confidence in its associates (employees) and their ability to continue delivering high quality work, as per the stated Service Level Agreements.
The Board expressed that they have been in conversation with customers, who in turn have expressed their continued support, which is a very encouraging sign.
Addressing the issue of liquidity, the Board confirmed that it is engaged in discussions with Banks and financial institutions. The last week had seen definite improvements on ‘collections’ and this is expected to be a major priority for the business leaders and the Board, in the ensuing weeks. All efforts are being made to ensure that the associates (employees) are paid their salaries on time. Scheduling of Vendor payments was also discussed.
The Board has constituted an Audit Committee comprising of Mr. T.N. Manoharan (Chairman), Mr. C. Achuthan and Mr. S.B. Mainak (Members).
The Board has also appointed M/s Brahmayya & Co., Chartered Accountants, Chennai as Internal Auditors of the company, with immediate effect.

Amarchand & Mangaldas & Suresh A. Shroff & Co., have been appointed as Legal advisors to the Board.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve clients, including Fortune 500. For more information, see www.satyam.com.

Satyam Contacts:

For clarifications, write to us at MediaRelations@Satyam.com

Or contact our global Satyam PR representatives at:

India	Deepa Jayaraman deepa.jayaraman@ipan.com +91-981-980-8681

US	Melissa Baratta mbaratta@ricochetpr.com +1-212-679-3300 ext. 118

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484

Reshma Wad Jain Reshma@wer1.net +65-98-140-507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on 07 November, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov